UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                               (Amendment No. 17)

                    Under The Securities Exchange Act Of 1934


                                Gucci Group N.V.
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                                (Name of Issuer)
                 Common Shares, nominal value NLG 2.23 per share
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                         (Title of Class of Securities)
                                   40156610-4
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                                 (CUSIP Number)

                              David A. Katz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 20, 2003
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               Page 1 of 6 Pages


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1     NAME OF REPORTING PERSON
PINAULT-PRINTEMPS-REDOUTE S.A.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /
                                                                    (b) /x/

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*
 BK (See Item 3)

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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                  /  /

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
 FRANCE

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                               7      SOLE VOTING POWER
      NUMBER OF                        66,163,850 (See Item 5)
      SHARES
      BENEFICIALLY             -------------------------------------------------
      OWNED BY                 8      SHARED VOTING POWER
      EACH                            -0-
      REPORTING
      PERSON                   -------------------------------------------------
      WITH                     9      SOLE DISPOSITIVE POWER
                                      66,163,850 (See Item 5)

                               -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                       -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,163,850  (See Item 5)

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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                 /  /


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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.65 % (based upon outstanding shares) (See Item 5)

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14    TYPE OF PERSON REPORTING*
CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 6 Pages

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            This Amendment No. 17 ("Amendment No. 17") is filed by
Pinault-Printemps-Redoute S.A., a societe anonyme organized and existing under the laws of the Republic of France ("PPR"), and amends the Schedule 13D filed on March 29, 1999 by PPR, as previously amended by Amendment No. 1 filed on April 15, 1999, Amendment No. 2 filed on April 20, 1999, Amendment No. 3 filed on July 19, 1999, Amendment No. 4 filed on November 18, 1999, Amendment No. 5 filed on September 12, 2001, Amendment No. 6 filed on October 26, 2001, Amendment No. 7 filed on December 26, 2002, Amendment No. 8 filed on January 15, 2003, Amendment No. 9 filed on January 24, 2003, Amendment No. 10 filed on February 24, 2003, Amendment No. 11 filed on March 24, 2003, Amendment No. 12 filed on April 30, 2003, Amendment No. 13 filed on May 9, 2003, Amendment No. 14 filed on June 10, 2003, Amendment No. 15 filed on July 21, 2003 and Amendment No. 16 filed on August 1, 2003 (collectively, the "Schedule 13D"). PPR is filing this Amendment No. 17 on behalf of itself and its wholly owned subsidiary, Societe Financiere Marothi, a societe a responsabilite limitee organized and existing under the laws of the Republic of France ("Marothi"), and Scholefield Goodman BV, a private limited company organized and existing under the laws of The Netherlands and a wholly owned subsidiary of Marothi ("Scholefield"). This Amendment No. 17 relates to the common shares, nominal value NLG 2.23 per share (the "Common Shares") of Gucci Group N.V., a naamloze vennootschap organized under the laws of The Netherlands (the "Company"). Capitalized terms used in this Amendment No. 17 without definition shall have the meanings ascribed to them in the Schedule 13D.

ITEM 1.     IDENTITY AND BACKGROUND.

            Item 1 is hereby amended and supplemented as follows:

            Exhibit 1 to the Schedule 13D is amended and restated in its entirety as set forth in Exhibit 36.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 is hereby amended and supplemented as follows:

            The funds used to purchase the 1,012,854 Common Shares described under Item 4 below were obtained by PPR from available funds.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 is hereby amended and supplemented as follows:

            Scholefield acquired under the August 2003 Purchase Plan an additional 1,012,854 Common Shares in transactions effected on the Amsterdam Stock Exchange and the New York Stock Exchange between August 1, 2003 and August 20, 2003.

            As a result of these purchases and when combined with the Common Shares previously owned, PPR may be deemed to beneficially own 66,163,850 Common Shares. Based upon 99,274,819 Common Shares which the Company has informed PPR are outstanding, as of June 30, 2003, PPR may be deemed to beneficially own 66.65% of the outstanding Common Shares.

                               Page 3 of 6 Pages

            From time-to-time, depending on the market prices for the Common Shares, PPR may acquire additional Common Shares in open market purchases, negotiated transactions or otherwise, subject to the limitations set forth in the Restated SIA and other legal and contractual restrictions (including under the August 2003 Purchase Plan). Except as set forth in this Item 4, PPR presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is hereby amended and supplemented as follows:

            Scholefield acquired under the August 2003 Purchase Plan an additional 1,012,854 Common Shares in transactions effected on the Amsterdam Stock Exchange and the New York Stock Exchange between August 1, 2003 and August 20, 2003.

            As a result of these purchases and when combined with the Common Shares previously owned, PPR may be deemed to beneficially own 66,163,850 Common Shares. Based upon Common Shares which the Company has informed PPR are outstanding, as of June 30, 2003, PPR may be deemed to beneficially own 66.65% of the outstanding Common Shares.

            Except as set forth in this Item 5 and in Item 4 above, none of SFP, Artemis, PPR, Purchaser and Mr. Pinault and none of the individuals named in
Exhibit 1 to the Schedule 13D (as amended by Exhibit 36) as an executive officer or director of any of SFP, Artemis, PPR and Purchaser has engaged in any transactions with respect to the Common Shares during the past 60 days.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 is hereby amended and supplemented as follows:

Exhibit 36 -      Revised Name, Business Address, and Present Principal
                  Occupation of Each Executive Officer and Director of S.C.A.
                  Financiere Pinault, Artemis S.A., Pinault-Printemps-Redoute
                  S.A., Societe Financiere Marothi and Scholefield Goodman BV.

Exhibit 37 -      Common Share Purchases by Scholefield Goodman BV on the
                  Amsterdam Stock Exchange and the New York Stock Exchange between August 1, 2003 and August 20, 2003.







                               Page 4 of 6 Pages

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                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

                                    PINAULT-PRINTEMPS-REDOUTE S.A.



                                    By: /s/ Serge Weinberg
                                       ---------------------------------------
                                       Name:  Serge Weinberg
                                       Title: Chairman and Chief Executive
                                              Officer



August 21, 2003









                               Page 5 of 6 Pages

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                                  EXHIBIT INDEX

     EXHIBIT                            DESCRIPTION

Exhibit 36 -      Revised Name, Business Address, and Present Principal
                  Occupation of Each Executive Officer and Director of S.C.A.
                  Financiere Pinault, Artemis S.A., Pinault-Printemps-Redoute
                  S.A., Societe Financiere Marothi and Scholefield Goodman BV.

Exhibit 37 -      Common Share Purchases by Scholefield Goodman BV on the
                  Amsterdam Stock Exchange and the New York Stock Exchange between August 1, 2003 and August 20, 2003.








                               Page 6 of 6 Pages

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